

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Aaron Halfacre
Chief Executive Officer
RW HOLDINGS NNN REIT, INC.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

> **Re: RW HOLDINGS NNN REIT, INC.**
> **Registration Statement on Form S-4**
> **Filed September 25, 2019**
> **File No. 333-233923**

Dear Mr. Halfacre:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Lauren B. Prevost, Esq.